Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

3 July 2007

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Appointment of Director

Cue Energy Resources Limited announces the appointment of Dr Lloyd Taylor as a Director of the Company.

Dr Taylor has a BSc and a PhD in geology and geophysics from the University of Sydney. He has 30 years international oil and gas industry experience with companies including Woodside, Shell, Santos and Fletcher Challenge Energy. He retired as Chairman and Managing Director of Shell New Zealand in early 2004. He has been a director of ASX listed Petratherm Limited since 2004 and is a former director of Visean Information Services Ltd. A member of the AICD, he has 15 years company director experience with both listed and unlisted companies in Australia and abroad.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

3rd July 2007

END